                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                               -------------------



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  For the fiscal year ended: December 31, 1995

                                       OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                For the transition period from _______ to _______

                        Commission file number: 33-34004

                               -------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           ANALYSIS & TECHNOLOGY, INC.
                              ROUTE 2, P.O. BOX 220
                       NORTH STONINGTON, CONNECTICUT 06359

                              REQUIRED INFORMATION

         The following documents, which are attached hereto as Appendices, are hereby furnished for the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan").

         1.   Independent auditors' report.

         2. Audited statements of net assets available for Plan benefits as of December 31, 1995 and 1994.

         3. Audited statements of changes in net assets available for Plan benefits for the years ended December 31, 1995 and 1994.

         4.   Notes to financial statements.

         5.   Consent of KPMG Peat Marwick LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  ANALYSIS & TECHNOLOGY, INC.
                                  SAVINGS AND INVESTMENT PLAN


                                  By:  /s/ Thomas M. Downie
                                     ------------------------------------------
                                     Thomas M. Downie
                                     Member, Analysis & Technology, Inc.
                                     Savings and Investment Plan Committee

Date:  June 21, 1996

                       [KPMG Peat Marwick LLP Letterhead]

                              ACCOUNTANTS' CONSENT

The Board of Directors
Analysis & Technology, Inc.

We consent to incorporation by reference in the registration statements (Nos. 333-04265 and 333-05267) on Form S-8 of Analysis & Technology, Inc. of our report dated May 3, 1996, relating to the consolidated balance sheets of Analysis & Technology, Inc. and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996, which report appears in the March 31, 1996 annual report on Form 10-K of Analysis & Technology, Inc.

In addition, we consent to incorporation by reference in the registration statements (Nos. 333-04265 and 333-05267) on Form S-8 of Analysis & Technology, Inc. of our report dated May 10, 1996, relating to the statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedules, which report appears in the December 31, 1995 annual report on Form 11-K of the Analysis & Technology, Inc. Savings and Investment Plan.


/s/ KPMG Peat Marwick LLP
- ----------------------------
KPMG Peat Marwick LLP

Hartford, Connecticut
June 21, 1996

[KPMG LOGO]

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


                                Table of Contents



                                                                            Page
                                                                            ----
Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits                          2
Statements of Changes in Net Assets Available for Plan Benefits               3
Notes to Financial Statements                                                4-9

Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes      10
Schedule 2 - Item 27d - Schedule of Reportable Transactions                  11

Note: Schedules regarding party-in-interest transactions, nonexempt transactions, loans or fixed income obligations, leases in default or classified as uncollectible, and assets held for investment purposes which were both acquired and disposed of within the plan year, as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

                       [KPMG Peat Marwick LLP Letterhead]


                          Independent Auditors' Report


   The Savings and Investment Plan Committee
   Analysis & Technology, Inc.:

   We have audited the accompanying statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1995 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          /s/ KPMG Peat Marwick LLP
                                          ----------------------------
                                          KPMG Peat Marwick LLP


   May 10, 1996

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1995 and 1994



                                                           1995         1994
                                                       -----------   ----------
Investments in T. Rowe Price Group funds (note 3):
   Prime Reserve Fund                                  $ 4,338,166    4,328,666
   Prime Reserve Fund - Insurance                           11,017       11,139
   New Era Fund                                          6,070,976    5,861,522
   New Income Fund                                       4,283,879    3,997,392
   Equity Income Fund                                   13,260,394    9,802,005
   Spectrum Income Fund                                  1,553,679    1,097,317
   Spectrum Growth Fund                                  4,027,368    2,665,174
   International Stock Fund                              2,394,318    2,186,525
   Stable Value Common Trust Fund (note 5)               6,259,602    5,727,427
   Small-Cap Value Fund                                  1,523,946      780,173
   Growth and Income Fund                                1,389,894      945,164
   Science and Technology Fund                           6,667,437    2,875,700
   Blue Chip Growth Fund                                   610,923         --

Investment in Fidelity funds (note 3):
   Magellan Fund                                         1,229,676         --
   Contra Fund                                             904,077         --
   Puritan Fund                                            436,505         --
                                                       -----------   ----------
                                                        54,961,857   40,278,204

Analysis & Technology, Inc. common stock (note 3)          853,800      548,184
                                                       -----------   ----------
              Total investments                         55,815,657   40,826,388

Loans to participants (note 1(d))                        2,773,254    2,538,587
                                                       -----------   ----------

              Net assets available for plan benefits   $58,588,911   43,364,975
                                                       ===========   ==========

                See accompanying notes to financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                 For the years ended December 31, 1995 and 1994



                                                            1995           1994
                                                        ------------    -----------
Additions to net assets attributed to:
    Investment income:
      Net realized gains (losses)                       $  1,079,957        (70,106)
      Net unrealized gains (losses)                        5,479,251     (1,045,470)
      Interest                                               191,170        160,027
      Dividends                                            3,700,360      2,484,646
                                                        ------------    -----------
                                                          10,450,738      1,529,097
    Contributions:
      Participant                                          5,241,245      4,685,069
      Employer                                             1,567,973      1,292,207
                                                        ------------    -----------
                                                           6,809,218      5,977,276

            Total additions                               17,259,956      7,506,373
                                                        ------------    -----------

Deductions from net assets attributed to:
    Benefits paid                                         (3,945,892)    (2,452,194)
    Insurance premiums                                        (9,275)       (11,874)
    Administrative expenses                                   (1,305)        (1,425)
    Miscellaneous adjustment                                    --              565
                                                        ------------    -----------
            Total deductions                              (3,956,472)    (2,464,928)
                                                        ------------    -----------

Net increase prior to interplan transfers                 13,303,484      5,041,445

Transfers from other plans                                 1,920,452           --
                                                        ------------    -----------

    Net increase in net assets available for benefits     15,223,936      5,041,445

Net assets available for benefits:
    Beginning of year                                     43,364,975     38,323,530
                                                        ------------    -----------

    End of year                                         $ 58,588,911     43,364,975
                                                        ============    ===========


                See accompanying notes to financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994


(1)    Description of Plan

       The following brief description of the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)  General

             The Plan is a qualified defined contribution plan covering Analysis & Technology, Inc. employees 21 years of age or older who are full-time employees or who have completed at least 1,000 hours of service during the 12-consecutive-month period commencing with their employment date with Analysis & Technology, Inc. (the "Company"). The Plan covers all employees working in all cost centers in the Analysis & Technology segment, Engineering Technology Center ("ETC") segment, Fleet Support Center ("FSC") segment, and Government Systems Segment ("GSS") segment, as well as employees of Integrated Performance Decisions, Inc. ("IPD"), Applied Science Associates, Inc. ("ASA") and Automation Software, Inc. ("ASI"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (b)  Contributions

             The maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan is 16% of annual gross compensation. Depending on the particular cost center, segment or subsidiary, the Company may match this salary savings contribution at a rate of 50%, up to a specified percentage of the participant's annual gross compensation. The Company may also make discretionary profit-sharing contributions to employees working for certain cost centers, segments or subsidiaries.

       (c)  Vesting

             Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions.

             Participants in all cost centers, segments and subsidiaries, excluding ETC, vest in Company contributions and the related earnings based on the following schedule:

                               Years of            Percentage of vesting
                           credited service      in employer contributions
                           ----------------      -------------------------
                   Less than three years                      0%
                   Three years                               20%
                   Four years                                40%
                   Five years                                60%
                   Six years                                 80%
                   Seven years or more                      100%

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements


             Participants at ETC vest as follows:

                            Years of                    Percentage of vesting
                        credited service              in employer contributions
                        ----------------              -------------------------
                Less than one year                                    0%
                One year                                          33-1/3%
                Two years                                         66-2/3%
                Three years or more                                  100%

       (d)  Loans to Participants

             Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. Interest on loans is charged at the "local prevailing commercial interest rate," with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. Loans may be granted to any participant, however, no more than two loans can be granted to the same participant in any 12-month period and only two loans may remain outstanding at any time.

       (e)  Payment of Benefits

             Upon termination from the plan, a participant's vested accrued benefits in his or her account shall be distributed, as elected by the participant, in either a single lump-sum payment, or, provided the participant's vested account exceeds $3,500, in periodic installments (at least annual), subject to certain minimum distribution rules.

       (f)  Hardship Withdrawal

             The Plan provides for hardship withdrawals, as defined by the Plan, of the participant's salary savings, additional contributions, and the vested portion of the employer matching contributions.

       (g)  Forfeitures

             Nonvested employer contributions are forfeited by a participant who terminates employment and are used to reduce subsequent employer contributions under the Plan. Forfeitures were approximately $124,000 during 1995.

(2)    Summary of Significant Accounting Policies

       (a)  Basis of Presentation

             The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements


       (b)  Investments

             Investments are stated at aggregate fair market values, which are based principally on published market prices, except for the Stable Value Common Trust Fund. The Stable Value Common Trust Fund invests primarily in investment contracts whose value is determined based on contributions plus interest accrued at the contract rate, less withdrawals, as a reasonable approximation of fair value.

             Investment income is recognized when earned, and purchases and sales of securities are recorded on a trade-date basis.

       (c)  Expenses

             All expenses of the Plan are paid by the Company in accordance with the Plan agreement, except participants who request a second loan from the Plan must pay a $15 loan origination fee.

(3)    Investments

       The Plan's investments are held in trust and managed by T. Rowe Price Trust Company ("T. Rowe Price"). The following table summarizes the investments held by T. Rowe Price at December 31, 1995 and 1994. Investments representing 5% or more of net assets available for benefits are indicated by an asterisk (*).

                                                           1995                      1994
                                                 -------------------------  ------------------------
                                                              Fair market/              Fair market/
                                                 Number of     contract     Number of     contract
                                                  shares        value        shares         value
                                                  ------        -----        ------         -----
       T. Rowe Price Funds:
           Prime Reserve Fund                    4,338,166   $ 4,338,166*   4,328,666    $4,328,666*
           Prime Reserve Fund - Insurance           11,017        11,017       11,139        11,139
           New Era Fund                            268,034     6,070,976*     290,894     5,861,522*
           New Income Fund                         461,625     4,283,879*     476,448     3,997,392*
           Equity Income Fund                      662,688    13,260,394*     613,392     9,802,005*
           Spectrum Income Fund                    138,228     1,553,679      108,538     1,097,317
           Spectrum Growth Fund                    298,545     4,027,368*     239,458     2,665,174*
           International Stock Fund                195,774     2,394,318      193,156     2,186,525*

                                                                     (Continued)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements



                                                        1995                                1994
                                             -----------------------------      ------------------------------
                                                              Fair market/                        Fair market/
                                             Number of          contract        Number of           contract
                                              shares              value          shares              value
                                              ------              -----          ------              -----

           Stable Value Common
            Trust Fund                       6,259,602          6,259,602*      5,727,426          5,727,427*
           Small-Cap Value Fund                 92,193          1,523,946          58,222            780,173
           Growth and Income Fund               72,466          1,389,894          60,471            945,164
           Science and Technology Fund         228,964          6,667,437*        132,889          2,875,700*
           Blue Chip Growth Fund                40,485            610,923           -                  -

       Fidelity Funds:
           Magellan Fund                        14,302         1,229,676            -                  -
           Contra Fund                          23,779           904,077            -                  -
           Puritan Funds                        25,662           436,505            -                  -
                                                             -----------                        -----------

                                                             $54,961,857                        $40,278,204
                                                             ===========                        ===========


        Analysis & Technology, Inc. common stock is offered to Plan participants as an additional investment option. T. Rowe Price purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of Analysis & Technology, Inc. stock on the open market, and prices are set by the market. The market price per share and number of shares held by the Plan at December 31, 1995 and 1994 were as follows:

                                      1995                               1994
                           -----------------------------      ---------------------------
                           Number of        Market price      Number of      Market price
                            shares           per share          shares         per share
                            ------           ---------          ------         ---------
                            59,395           $ 14.375           35,367         $ 15.500

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

(4) Detailed Changes in Net Assets
    Changes in net assets for the year ended December 31, 1995 were:

                                                          Prime
                                             Prime       Reserve       New           New          Equity      Spectrum
                                            Reserve     Insurance      Era         Income         Income       Income
                                              Fund        Fund         Fund         Fund           Fund         Fund
                                          -----------  -----------  -----------  -----------  ------------  -----------
Year ended December 31, 1995

Additions to net assets attributed to:
   Investment income:
      Net realized gains (losses)         $        --  $        --  $   181,707  $    41,083  $    228,048  $     9,845
      Net unrealized gains (losses)                --           --      536,985      369,188     2,303,102      124,437
      Interest                                 11,508           --       22,131       13,277        39,799        6,381
      Dividends                               222,596          576      418,994      279,079       753,326       94,581
                                          -----------  -----------  -----------  -----------  ------------  -----------
                                              234,104          576    1,159,817      702,627     3,324,275      235,244
                                          -----------  -----------  -----------  -----------  ------------  -----------

   Contributions:
      Participants'                           276,134        9,076      428,988      311,444       910,649      231,934
      Employer's                              102,813           --      124,880       95,270       255,362       68,617
                                          -----------  -----------  -----------  -----------  ------------  -----------
                                              378,947        9,076      553,868      406,714     1,166,011      300,551
                                          -----------  -----------  -----------  -----------  ------------  -----------
            Total additions                   613,051        9,652    1,713,685    1,109,341     4,490,286      535,795
                                          -----------  -----------  -----------  -----------  ------------  -----------

Deductions from net assets attributed to:
   Benefits paid to participants             (616,567)        (470)    (391,578)    (312,462)   (1,011,055)     (50,789)
   Insurance premiums paid                         --       (9,275)          --           --            --           --
   Administrative expenses                       (118)          --         (214)        (114)         (251)         (17)
                                          -----------  -----------  -----------  -----------  ------------  -----------
            Total deductions                 (616,685)      (9,745)    (391,792)    (312,576)   (1,011,306)     (50,806)
                                          -----------  -----------  -----------  -----------  ------------  -----------

Net increase (decrease) prior to
   interfund transfers                         (3,634)         (93)   1,321,893      796,765     3,478,980      484,989

Interfund transfers                          (508,559)         (29)  (1,044,222)    (524,900)       36,499      (14,247)
Participant loan withdrawals                 (124,267)          --     (173,034)    (125,945)     (267,929)     (46,390)
Participant loan repayments                    60,079           --      104,817       77,745       210,839       32,010
Transfers from other plans                    585,881           --           --       62,822            --           --
                                          -----------  -----------  -----------  -----------  ------------  -----------
                                               13,134          (29)  (1,112,439)    (510,278)      (20,591)     (28,627)
                                          -----------  -----------  -----------  -----------  ------------  -----------

   Net increase (decrease)                      9,500         (122)     209,454      286,487     3,458,389      456,362

Net assets available for benefits:
   Beginning of year                        4,328,666       11,139    5,861,522    3,997,392     9,802,005    1,097,317
                                          -----------  -----------  -----------  -----------  ------------  -----------
   End of year                            $ 4,338,166  $    11,017  $ 6,070,976  $ 4,283,879  $ 13,260,394  $ 1,553,679
                                          ===========  ===========  ===========  ===========  ============  ===========


                                                                         Stable
                                            Spectrum    International     Value       Small-Cap       Growth &          Science &
                                             Growth         Stock        Common         Value          Income          Technology
                                              Fund          Fund       Trust Fund       Fund            Fund              Fund
                                           -----------   -----------   -----------  -----------      -----------      -----------
Year ended December 31, 1995

Additions to net assets attributed to:
   Investment income:
      Net realized gains (losses)          $    65,100   $    31,545   $        --  $    19,574      $    21,826      $   436,828
      Net unrealized gains (losses)            523,394       153,455            --      192,686          180,432          809,897
      Interest                                  15,584        15,920        21,462        5,597            5,103           26,433
      Dividends                                270,068        72,908       372,751       69,138           76,510          888,596
                                           -----------   -----------   -----------  -----------      -----------      -----------
                                               874,146       273,828       394,213      286,995          283,871        2,161,754
                                           -----------   -----------   -----------  -----------      -----------      -----------

   Contributions:
      Participants'                            489,260       397,855       428,714      201,471          154,203          784,281
      Employer's                               159,139       126,903       141,603       51,669           43,826          232,291
                                           -----------   -----------   -----------  -----------      -----------      -----------
                                               648,399       524,758       570,317      253,140          198,029        1,016,572
                                           -----------   -----------   -----------  -----------      -----------      -----------
            Total additions                  1,522,545       798,586       964,530      540,135          481,900        3,178,326
                                           -----------   -----------   -----------  -----------      -----------      -----------

Deductions from net assets attributed to:
   Benefits paid to participants              (132,846)     (136,649)     (517,900)     (13,175)        (213,845)        (248,280)
   Insurance premiums paid                          --            --            --           --               --               --
   Administrative expenses                         (87)          (71)         (141)         (20)             (38)            (192)
                                           -----------   -----------   -----------  -----------      -----------      -----------
            Total deductions                  (132,933)     (136,720)     (518,041)     (13,195)        (213,883)        (248,472)
                                           -----------   -----------   -----------  -----------      -----------      -----------

Net increase (decrease) prior to
   interfund transfers                       1,389,612       661,866       446,489      526,940          268,017        2,929,854

Interfund transfers                              1,885      (442,588)      100,348      220,070          175,944          918,194
Participant loan withdrawals                  (102,625)      (83,937)     (136,073)     (22,328)         (18,965)        (185,247)
Participant loan repayments                     73,322        72,452       121,411       19,091           19,734          128,936
Transfers from other plans                          --            --            --           --               --               --
                                           -----------   -----------   -----------  -----------      -----------      -----------
                                               (27,418)     (454,073)       85,686      216,833          176,713          861,883
                                           -----------   -----------   -----------  -----------      -----------      -----------

   Net increase (decrease)                   1,362,194       207,793       532,175      743,773          444,730        3,791,737

Net assets available for benefits:
   Beginning of year                         2,665,174     2,186,525     5,727,427      780,173          945,164        2,875,700
                                           -----------   -----------   -----------  -----------      -----------      -----------
   End of year                             $ 4,027,368   $ 2,394,318   $ 6,259,602  $ 1,523,946      $ 1,389,894      $ 6,667,437
                                           ===========   ===========   ===========  ===========      ===========      ===========


                                           Blue Chip   Fidelity    Fidelity   Fidelity
                                            Growth     Magellan     Contra     Puritan  Participant       A&T
                                             Fund        Fund        Fund       Fund       Loans         Stock         Total
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------
Year ended December 31, 1995

Additions to net assets attributed to:
   Investment income:
      Net realized gains (losses)         $   6,215  $    38,268  $   8,378  $   1,758  $            $    (10,218) $  1,079,957
      Net unrealized gains (losses)          67,267      112,019     58,339     37,965           --        10,085     5,479,251
      Interest                                1,113        2,570      1,810        891           --         1,591       191,170
      Dividends                               9,162       68,448     70,816     21,211           --        11,600     3,700,360
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------
                                             83,757      221,305    139,343     61,825           --        13,058    10,450,738
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------

   Contributions:
      Participants'                          85,554      187,820    119,221     49,517           --       175,124     5,241,245
      Employer's                             20,045       61,072     38,013     19,601           --        26,869     1,567,973
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------
                                            105,599      248,892    157,234     69,118           --       201,993     6,809,218
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------
            Total additions                 189,356      470,197    296,577    130,943           --       215,051    17,259,956
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------

Deductions from net assets attributed to:
   Benefits paid to participants             (8,365)     (30,606)   (13,694)   (20,807)    (137,818)      (88,986)   (3,945,892)
   Insurance premiums paid                       --           --         --         --           --            --        (9,275)
   Administrative expenses                       (2)         (18)        (8)       (14)          --            --        (1,305)
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------
            Total deductions                 (8,367)     (30,624)   (13,702)   (20,821)    (137,818)      (88,986)   (3,956,472)
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------

Net increase (decrease) prior to
   interfund transfers                      180,989      439,573    282,875    110,122     (137,818)      126,065    13,303,484
Interfund transfers                         326,187      313,110    492,949    143,062        3,230      (196,933)           --
Participant loan withdrawals                 (5,012)     (13,162)   (10,131)    (4,677)   1,319,722            --            --
Participant loan repayments                   5,272       11,149      5,723      2,053     (950,467)        5,834            --
Transfers from other plans                  103,487      479,006    132,661    185,945           --       370,650     1,920,452
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------
                                            429,934      790,103    621,202    326,383      372,485       179,551     1,920,452
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------

   Net increase (decrease)                  610,923    1,229,676    904,077    436,505      234,667       305,616    15,223,936

Net assets available for benefits:
   Beginning of year                             --           --         --         --    2,538,587       548,184    43,364,975
                                          ---------  -----------  ---------  ---------  -----------  ------------  ------------
   End of year                            $ 610,923  $ 1,229,676  $ 904,077  $ 436,505  $ 2,773,254  $    853,800  $ 58,588,911
                                          =========  ===========  =========  =========  ===========  ============  ============


Changes in net assets for the year ended December 31, 1994 were:

                                                          Prime
                                             Prime       Reserve       New          New        Equity       Spectrum     Spectrum
                                            Reserve     Insurance      Era        Income       Income        Income       Growth
                                              Fund         Fund        Fund        Fund         Fund          Fund         Fund
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------
Year ended December 31, 1994

Additions to net assets attributed to:
   Investment income:
      Net realized gains (losses)          $        --  $      --  $    25,261  $   (52,738) $    (7,665) $   (26,288) $    (6,132)
      Net unrealized gains (losses)                 --         --      (85,305)    (346,266)    (384,733)     (85,629)    (170,815)
      Interest                                  12,655         --       22,599       14,944       34,129        5,383       11,333
      Dividends                                154,064        398      342,207      304,315      795,873       86,368      199,080
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------
                                               166,719        398      304,762      (79,745)     437,604      (20,166)      33,466
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------

   Contributions:
      Participants'                            279,742     11,449      410,104      373,862      969,460      267,213      586,528
      Employer's                                98,984         --      122,433      108,075      275,388       62,214      137,719
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------
                                               378,726     11,449      532,537      481,937    1,244,848      329,427      724,247
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------
            Total additions                    545,445     11,847      837,299      402,192    1,682,452      309,261      757,713
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------

Deductions from net assets attributed to:
   Benefits paid to participants              (341,360)       (87)    (335,741)    (287,181)    (463,280)    (103,895)    (116,972)
   Insurance premiums paid                          --    (11,874)          --           --           --           --           --
   Administrative expenses                        (179)        --         (184)        (126)        (343)         (58)        (107)
   Miscellaneous adjustment                        105         --           --          260          263            2           18
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------
            Total deductions                  (341,434)   (11,961)    (335,925)    (287,047)    (463,360)    (103,951)    (117,061)
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------

Net increase prior to interfund transfers      204,011       (114)     501,374      115,145    1,219,092      205,310      640,652

Interfund transfers                            (10,315)      (745)    (292,098)    (514,175)    (202,232)    (406,528)     (69,222)
Participant loan withdrawals                   (99,809)        --     (188,906)    (104,457)    (309,925)     (45,176)    (100,319)
Participant loan repayments                     64,953         --      132,247       87,333      174,235       32,155       54,467
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------
                                               (45,171)      (745)    (348,757)    (531,299)    (337,922)    (419,549)    (115,074)
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------

            Net increase (decrease)            158,840       (859)     152,617     (416,154)     881,170     (214,239)     525,578

Net assets available for benefits:
   Beginning of year                         4,169,826     11,998    6,708,905    4,413,546    8,920,835    1,311,556    2,139,596
                                           -----------  ---------  -----------  -----------  -----------  -----------  -----------
   End of year                             $ 4,328,666  $  11,139  $ 5,861,522  $ 3,997,392  $ 9,802,005  $ 1,097,317  $ 2,665,174
                                           ===========  =========  ===========  ===========  ===========  ===========  ===========

                                                             Stable
                                            International    Value     Small-Cap   Growth &   Science &
                                                Stock        Common      Value      Income   Technology   Participant
                                                 Fund      Trust Fund    Fund        Fund       Fund         Loans
                                            ------------- -----------  ---------  ---------  -----------  -----------
Year ended December 31, 1994

Additions to net assets attributed to:
   Investment income:
      Net realized gains (losses)            $      (947) $        --  $    (417) $  (1,413) $    11,579  $        --
      Net unrealized gains (losses)             (174,214)          --    (68,139)   (49,202)     297,448           --
      Interest                                    12,678       22,366      4,646      4,495       13,964           --
      Dividends                                  133,593      314,553     55,985     50,980       39,240           --
                                             -----------  -----------  ---------  ---------  -----------  -----------
                                                 (28,890)     336,919     (7,925)     4,860      362,231           --
                                             -----------  -----------  ---------  ---------  -----------  -----------

   Contributions:
      Participants'                              421,595      459,700    166,418    144,042      397,752           --
      Employer's                                 114,471      147,299     43,288     41,063      119,476           --
                                             -----------  -----------  ---------  ---------  -----------  -----------
                                                 536,066      606,999    209,706    185,105      517,228           --
                                             -----------  -----------  ---------  ---------  -----------  -----------
            Total additions                      507,176      943,918    201,781    189,965      879,459           --
                                             -----------  -----------  ---------  ---------  -----------  -----------

Deductions from net assets attributed to:
   Benefits paid to participants                 (35,216)    (472,727)   (26,873)   (15,208)     (69,517)    (138,814)
   Insurance premiums paid                            --           --         --         --           --           --
   Administrative expenses                           (73)        (236)        (9)        (7)        (103)          --
   Miscellaneous adjustment                           --          (83)        --         --           --           --
                                             -----------  -----------  ---------  ---------  -----------  -----------
            Total deductions                     (35,289)    (473,046)   (26,882)   (15,215)     (69,620)    (138,814)
                                             -----------  -----------  ---------  ---------  -----------  -----------

Net increase prior to interfund transfers        471,887      470,872    174,899    174,750      809,839     (138,814)
Interfund transfers                              536,912      194,158    157,626     44,432      722,268           --
Participant loan withdrawals                     (64,319)    (132,193)   (17,061)   (34,691)     (83,878)   1,180,734
Participant loan repayments                       61,203       99,845     14,160     12,741       72,555     (809,892)
                                             -----------  -----------  ---------  ---------  -----------  -----------
                                                 533,796      161,810    154,725     22,482      710,945      370,842
                                             -----------  -----------  ---------  ---------  -----------  -----------

            Net increase (decrease)            1,005,683      632,682    329,624    197,232    1,520,784      232,028

Net assets available for benefits:
   Beginning of year                           1,180,842    5,094,745    450,549    747,932    1,354,916    2,306,559
                                             -----------  -----------  ---------  ---------  -----------  -----------
   End of year                               $ 2,186,525  $ 5,727,427  $ 780,173  $ 945,164  $ 2,875,700  $ 2,538,587
                                             ===========  ===========  =========  =========  ===========  ===========


                                                A&T
                                               Stock          Total
                                            -----------  ------------
Year ended December 31, 1994

Additions to net assets attributed to:
   Investment income:
      Net realized gains (losses)           $   (11,346) $    (70,106)
      Net unrealized gains (losses)              21,385    (1,045,470)
      Interest                                      835       160,027
      Dividends                                   7,990     2,484,646
                                            -----------  ------------
                                                 18,864     1,529,097
                                            -----------  ------------

   Contributions:
      Participants'                             197,204     4,685,069
      Employer's                                 21,797     1,292,207
                                            -----------  ------------
                                                219,001     5,977,276
                                            -----------  ------------
            Total additions                     237,865     7,506,373
                                            -----------  ------------

Deductions from net assets attributed to:
   Benefits paid to participants                (45,323)   (2,452,194)
   Insurance premiums paid                           --       (11,874)
   Administrative expenses                           --        (1,425)
   Miscellaneous adjustment                          --           565
                                            -----------  ------------
            Total deductions                    (45,323)   (2,464,928)
                                            -----------  ------------

Net increase prior to interfund transfers       192,542     5,041,445
Interfund transfers                            (160,081)           --
Participant loan withdrawals                         --            --
Participant loan repayments                       3,998            --
                                            -----------  ------------
                                               (156,083)           --
                                            -----------  ------------

            Net increase (decrease)              36,459     5,041,445

Net assets available for benefits:
   Beginning of year                            511,725    38,323,530
                                            -----------  ------------
   End of year                              $   548,184  $ 43,364,975
                                            ===========  ============


The accompanying notes are an integral part of these financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements


(5)    Guaranteed Interest Contract ("GIC") Funds

       Beginning April 1, 1990, all contributions to the GIC Fund were invested in the T. Rowe Price Stable Value Common Trust Fund (formerly the Managed GIC Common Trust Fund). The Stable Value Common Trust Fund invests in several types of GICs with varying maturity periods from a number of insurance companies and other stable value contracts.

(6)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(7)    Tax Status

       On June 16, 1995, the Internal Revenue Service issued a Determination letter which stated that the Plan and its underlying Trust (the "Plan") qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code. In the opinion of the Plan's Administrator, the Plan has continued to operate within the terms of the plan document and applicable regulations and remains qualified under the Code.

(8)    Contributions

       For purposes of Form 5500 filings, the contributions to the plan are reported in an alternative manner to the financial statement presentation. Employer contributions on the Form 5500 represent actual employer contributions as well as employee contributions made via salary deferrals. Employee contributions represent rollover contributions from employees' previous employers. These two amounts total $6,179,241 and $629,977, respectively, for the plan year ended December 31, 1995 and $5,877,639 and $99,637, respectively, for the plan year ended December 31, 1994.

(9)    Plan Mergers

       Effective January 1, 1995, the ASA 401(k) Retirement Savings Plan was merged into the Plan. Effective October 1, 1995, the ASA Employee Stock Ownership Plan was merged into the Plan. ASA is a subsidiary of A&T.

                                                                      Schedule 1

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1995

Identity of issue, borrower,
 lessor or similar party                Description of investment                      Cost              Current Value
 -----------------------                -------------------------                      ----              -------------
*T. Rowe Price                          Prime Reserve Fund                          $ 4,338,166          $  4,338,166
*T. Rowe Price                          Prime Reserve Insurance Fund                     11,017                11,017
*T. Rowe Price                          New Era Fund                                  5,509,385             6,070,976
*T. Rowe Price                          New Income Fund                               4,044,768             4,283,879
*T. Rowe Price                          Equity Income Fund                           10,621,782            13,260,394
*T. Rowe Price                          Spectrum Income Fund                          1,493,351             1,553,679
*T. Rowe Price                          Spectrum Growth Fund                          3,539,054             4,027,368
*T. Rowe Price                          International Stock Fund                      2,247,848             2,394,318
*T. Rowe Price                          Stable Value Common Trust Fund                6,259,602             6,259,602
*T. Rowe Price                          Small Cap Value Fund                          1,369,121             1,523,946
*T. Rowe Price                          Growth & Income Fund                          1,242,061             1,389,894
*T. Rowe Price                          Science & Technology Fund                     5,540,489             6,667,437
*T. Rowe Price                          Blue Chip Growth Fund                           544,671               610,923
Fidelity Investments                    Magellan Fund                                 1,099,366             1,229,676
Fidelity Investments                    Contra Fund                                     848,828               904,077
Fidelity Investments                    Puritan Fund                                    398,926               436,505
*Analysis & Technology, Inc.            Common Stock                                    785,433               853,800
                                                                                    -----------           -----------

Total investments                                                                    49,893,866            55,815,657

Loans to participants                   Various loans with interest
                                        rates ranging from 8.5% to 11.5%              2,773,254             2,773,254
                                                                                    -----------           -----------

Net assets available for plan benefits                                              $52,667,120           $58,588,911
                                                                                    ===========           ===========

*Indicates a party in interest to the plan.

                                                                      Schedule 2

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                  Item 27d- Schedule of Reportable Transactions

                          Year ended December 31, 1995


                                                                                                  Current
                                                                                               value of asset
Identity of party                                       Purchase       Selling      Cost of    on transaction   Net gain
  involved         Description of Asset                   price         price        asset          date        or (loss)
  --------         --------------------                   -----         -----        -----          ----        ---------
T. Rowe Price      Prime Reserve Mutual Fund           $ 1,595,857           -     1,595,857     1,595,857           -
T. Rowe Price      Prime Reserve Mutual Fund             1,590,845    1,590,845    1,590,845     1,590,845           -
T. Rowe Price      New Era Mutual Fund                   1,246,063           -     1,246,063     1,245,863         (200)
T. Rowe Price      New Era Mutual Fund                   1,609,713    1,755,102    1,609,713     1,755,102      145,389
T. Rowe Price      Equity Income Mutual Fund             2,659,591           -     2,659,591     2,657,837       (1,754)
T. Rowe Price      Equity Income Mutual Fund             1,479,096    1,730,597    1,479,096     1,730,597      251,501
T. Rowe Price      Stable Value Common Trust Fund        1,783,612           -     1,783,612     1,783,612           -
T. Rowe Price      Stable Value Common Trust Fund        1,251,436    1,251,436    1,251,436     1,251,436           -
T. Rowe Price      Science & Technology Mutual Fund      3,880,541           -     3,880,541     3,877,083       (3,458)
T. Rowe Price      Science & Technology Mutual Fund      1,019,976    1,332,071    1,019,976     1,332,071      312,095